FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dated November 27, 2002

HUNGARIAN TELECOMMUNICATIONS CO. LTD.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATAV
HUNGARIAN TELECOMMUNICATIONS CO. LTD
(Registrant)

By:	/s/ SZABOLCS CZENTHE
Szabolcs Czenthe
Head of Investor Relations Department

Date: November 27, 2002

MATAV ANNOUNCES SALE OF SHARES

BUDAPEST — November 27, 2002 — Matav (NYSE: MTA.N and BSE: MTAV.BU), the leading Hungarian telecommunications service provider, hereby announces that its subsidiary, Investel Rt., sold 263,301 Matav shares on November 25th, 2002 at an average price of HUF 884  and on November 26th further 385,526 shares at an average price of HUF 879 on the Budapest Stock Exchange through CA-IB Ertekpapir Rt.